Exhibit 21

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of the Company as of December 31, 2025.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Novavax NL B.V.	The Netherlands
Novavax DE GmbH	Germany
Novavax AB	Sweden
Novavax CZ (formerly Praha Vaccines a.s.)	The Czech Republic
Novavax UK Limited	United Kingdom
Novavax CH GmbH	Switzerland
Novavax FR SAS	France
Novavax ES S.L.U.	Spain
Novavax IT S.r.l.	Italy